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October 16, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Attention: Tara Harkins, Lynn Dicker, Jimmy McNamara, and Joe McCann

Re:	Telomir Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted August 14, 2023
CIK No. 0001971532

Dear Ms. Harkins, Ms. Dicker, Mr. McNamara, and Mr. McCann:

On behalf of Telomir Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Dr. Christopher Chapman, the Company’s Chief Executive Officer, dated September 16, 2023, relating to the above-referenced filing. Your comments are reproduced below in italicized bold text, followed by our responses on behalf of the Company. Please be advised that the Company is concurrently filing via EDGAR a Draft No. 2 of the above-referenced draft registration statement (such Draft No. 2 is referred to herein as the “Registration Statement”).

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please revise your prospectus summary to explain briefly at first use each of the following scientific terms:

●	Iron chelators,
●	Rapamycin,
●	Ames test
●	Metalloproteinases (MMP) inhibitor, and
●	Eurofins BioMap studies and Eurofins invitro studies.

Response: Please be advised that the Company has revised the Registration Statement to briefly explain at first use each of the above-referenced scientific terms.

2.	We note your reference on page 2 regarding a “sizeable patient population.” With reference to your 150,000 patient estimate (2018-2022) on page 54, please revise the Summary to quantify the size of the patient population.

Response: Please be advised that the Company has revised the Registration Statement on page 2 and elsewhere to remove the reference to a “sizeable patient population” and to specifically quantify the size of the patient population.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO salt lake city SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

October 16, 2023

3.	We note your disclosure on page 2 that in preclinical stage testing, TELOMIR-1 is “shown” to have “better” metal complexing than Doxycycline, an FDA-approved metalloproteinases (MMP) inhibitor. Please balance this statement with the disclosure on page 14 that your conclusions based on your pre-clinical data may prove inaccurate, and is not indicative of future results.

Response: In response to the Staff’s comment, the Company has revised the disclosure in various places in the prospectus to balance the disclosure that efficacy of preclinical results of TELOMIR-1 is not necessarily indicative of future results and may prove inaccurate. See revisions on pages 2, 47, and 52.

Intellectual Property, page 3

4.	We note your disclosure identifying your founder, Jonnie R. Williams, Sr. as the inventor of TELOMIR-1. Please revise to discuss Mr. Williams scientific training and, as applicable, his background in developing novel small molecules. Disclose when he first commenced working on TELOMIR-1.

Response: Please be advised that the Company has revised its disclosure on page 3 to describe Mr. Williams scientific training, including his experience with tobacco alkaloid chemistry in the 1990’s, which led to his experience with the design of novel small molecules. As stated in the reviewed disclosure, Mr. Williams commenced working on TELOMIR-1 in late 2020.

5.	Please revise here and elsewhere in the prospectus, where appropriate, to explain what a provisional patent application is and how it differs from a nonprovisional patent application. Revise your risk factor disclosure to explain the risks associated with not having patent coverage for the work you are conducting.

Response: The Company has revised the intellectual property disclosure in various places in the prospectus to reflect that the Company now has one pending nonprovisional patent application. For the information of the Staff, currently there are no longer any pending provisional applications.

6.	We note your reference to MIRALOGX filing two provisional patent applications. We also note your disclosure on page 30 that MIRALOGX holds the patent rights to TELOMIR-1, which are currently comprised of a pending U.S. provisional patent application. Please clarify whether there are one or two provisional patent applications.

Response: As indicated in the Company’s response to Comment #5 above, the Company has revised the disclosure in various places in the prospectus to provide that the Company currently has one pending nonprovisional patent application and no longer has any provisional applications.

7.	Discuss the current plans, if applicable, for filing nonprovisional patent applications relating to the TELOMIR-1 technology. Discuss the timing and indicate whether funding is needed to prepare the applications. Absent a filed nonprovisional patent application, revise to remove the disclosure highlighting patent protection extending through September 2053.

Response: As indicated in the Company’s response to Comment #5 above, the Company has revised the disclosure in various places in the prospectus to provide that the Company currently has one pending nonprovisional patent application and no longer has any provisional applications.

8.	Revise the Summary to explain the invention(s) addressed in the two provisional patent applications as well as the filing and expiration dates for these applications. Also revise the Business section to provide additional material information concerning the provisional patent applications, including the application numbers.

Response: In response to the Staff’s comment, the Company has revised the disclosure under Intellectual Property on Page 60 to reflect the filing date and application number of the pending nonprovisional patent application.

October 16, 2023

Summary Risk Factors, page 4

9.	With reference to your disclosure on page 11, please expand the disclosure in the seventh bullet point on page 4 to highlight that Dr. Christopher Chapman, who serves as your Chief Executive Officer, Chief Medical Officer and Chairman, and Erez Aminov, who is your President, are both expected to work on a part-time and as-needed basis.

Response: The Company has expanded its disclosure in the seventh bullet point on page 4 to highlight that Dr. Christopher Chapman is expected to work on a part-time basis. Further, please be advised that the Company has determined that Dr. Chapman will not serve as the Chief Medical Officer and that Mr. Erez Aminov will not serve as the Company’s President. Accordingly, the Company has removed the reference to Mr. Aminov within the above-referenced risk factor.

Implications of Being an Emerging Growth Company, page 6

10.	Your disclosure on page 6 indicates that you intend to avail yourselves of the extended transition period for complying with new or revised accounting standards. The cover page indicates the opposite. Please revise to address this apparent inconsistency.

Response: Please be advised that the Company intends to avail itself of the extended transition period for complying with new or revised accounting standards. The Company has revised the cover page to remove the checkmark indicating that it does not intend to avail itself of the extended transition period.

Risk Factors, page 10

11.	Please add risk factor disclosure concerning related-party arrangements and conflicts of interest with MIRALOGX and Jonnie R. Williams, Sr. Also, tell us whether any other officers, directors or principal shareholders are affiliated with MIRALOGX.

Response: The Company has revised their disclosure to include a risk factor titled “Conflicts of interest may arise between us and MIRALOGX,” which describes the relationship of Jonnie R. Williams, Sr. to MIRALOGX, LLC (“MIRALOGX”) and to the Company. For the information of the Staff and as disclosed in the revised Registration Statement, all of the membership interests of MIRALOGX are held by the Bay Shore Trust, of which Mr. Brian McNulty is the trustee. Mr. Williams is not an officer or director of MIRALOGX, is not a beneficiary of the Bay Shore Trust, and does not have sole or shared voting or dispositive power over the interests of MIRALOGX held by the Bay Shore Trust. The Company has revised its disclosure under “Certain Relationships and Related Party Transactions” to include a statement that Mr. Williams does not have voting or dispositive power over the shares of the Company held by the Bay Shore Trust.

October 16, 2023

12.	Please disclose any risks or potential risks of conflict of interest, if material, resulting from the relationship between you and MIRA Pharmaceuticals. In this regard, we note your senior management and certain members of your Board of Directors are also officers and directors at MIRA Pharmaceuticals.

Response: Please be advised that the Company has revised the Registration Statement to add a risk factor titled “Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with other companies” describing the relationships, as applicable, between its executive officers and directors and MIRA Pharmaceuticals, Inc. Further, the Company has included disclosure under such risk factor relating to the relationship between Dr. Chapman and MyMD Pharmaceuticals, Inc., a company for which Dr. Chapman serves as a director, President, and Chief Medical Officer.

Overview, page 46

13.	Your disclosure here and in the Summary section indicate that you have completed several pre-clinical proof-of-concept studies that were designed to demonstrate that TELOMIR-1 is not mutagenic and has good biological and metal binding capabilities. Please revise the Business section to describe each such study and explain how each study supports your claims concerning TELOMIR-1’s potential. Discuss whether each study was powered for statistical significance. In terms of studies, we note that you do not appear to discuss or present date from the Ames test or the multiple Eurofins BioMap studies that you reference on pages 2 and 46.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to reflect the completed, ongoing, and planned pre-clinical studies in more detail.

14.	Explain why you conducted one or more studies comparing TELOMIR-1 to Doxycycline, and present the data in support of the claims on page 2 and 46 concerning the comparison results.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to include data comparing TELOMIR-1 to Doxycycline.

15.	Explain, if true, why you conducted a side-by-side comparison of TELOMIR-1 and rapamycin. Discuss whether rapamycin is approved to treat hemochromatosis or side effects associated with post-chemotherapy recovery in cancer patients.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to include in silico data comparing TELOMIR-1 to Rapamycin.

Business

Post-Chemotherapy Recovery, page 47

16.	With respect to footnote 1, the URL appears to be inactive. Please revise or remove the URL.

Response: Please be advised that the Company has removed the URL included on page 47.

Mechanism of Action of TELOMIR-1, page 48

17.	The disclosure in the first sentence references multiple preclinical studies; however, it appears that you only provide a brief discussion of one such study. Please revise to discuss each of these referenced studies with sufficient detail to explain the basis for your belief.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to discuss each of the referenced studies with sufficient detail to explain the basis for the Company’s belief.

October 16, 2023

18.	Revise this section and the Summary, where applicable, to clearly indicate whether you or a third party conducted the preclinical trial depicted and described on pages 48-49. For instance, we note that the disclosure at the top of page 49 appears to indicate that a third-party conducted this study of TELOMIR-1 back in 2004 or earlier. Explain why TELOMIR-1 is compared to Diethylenetriamine (Dien).

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to indicate whether the Company or a third party conducted the preclinical trials. The Company has revised the disclosure to explain why TELOMIR-1 is compared to Dien.

19.	Please revise to clarify what each graphic depicts. Also explain how the test was conducted and whether it involved serum testing.

Response: The Company revised the Registration Statement by adding descriptions of the figures included on page 52. Further, the Company revised its disclosure on page 53 to disclose that, because the computation was computerized, serum was not involved during testing.

Efficacy of TELOMIR-1 in reducing ferritin in aged mice, page 49

20.	Discuss your relationship, if any, with Evotec.

Response: Please be advised that the Company has removed the descriptions of and references to Evotec within the Registration Statement.

Ongoing Pre-Clinical Proof-of Concept Studies, page 49

21.	Please revise to discuss in greater detail each of the eight on-going studies. Indicate when each one commenced and the expected timeframe for the testing.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to discuss in greater detail each of the completed, ongoing and planned studies.

Completed Pre-Clinical Toxicology Studies, page 51

22.	Please clarify, if true, that the “Human” and “human liver” in the “Species” column are in reference to in vitro studies.

Response: Please be advised that the Company has added to the column header of the above-referenced table that the “Species” column relates to “in vitro studies.”

Potential Market in Post-Chemotherapy, page 55

23.	We note your reference that the FDA “will” determine TELOMIR-1 can be given as a standalone compound or in conjunction with existing therapies to accelerate recovery from chemotherapy. Please remove any statements regarding conclusions about FDA determinations.

Response: Please be advised that the Company has removed the statement that “The FDA will determine TELOMIR-1 can be given as a standalone compound or in conjunction with existing therapies to accelerate recovery from chemotherapy,” and has revised its disclosure throughout the Registration Statement to remove any statements regarding conclusions about FDA determinations.

October 16, 2023

Intellectual Property, page 57

24.	Please expand your disclosure to ensure that you are disclosing all material terms of the MIRALOGX Licensing Agreement, including the following:

●	quantification of all up-front or execution payments paid to date;
●	aggregate amounts paid to date under the agreement; and
●	aggregate amounts of all potential development, regulatory and commercial milestone payments.

Response: Please be advised that the Company has revised its disclosure to provide additional details regarding the terms of the license agreement, including stating that no up-front, execution, or milestone payments have been paid and that such payments are not required under the license agreement.

Certain Relationships..., page 76

25.	We note your disclosure on page F-9 indicating that on April 1, 2023 you entered into an Agreement For Shared Lease Costs with MIRALOGX, LLC, and that you have agreed to make monthly contributions or payments in accordance with “the monthly use of shared aircraft toward rent payments.” Please tell us the purpose of the agreement and indicate whether a related party owns the jet. Disclose the monthly contributions or payments made to date under the agreement. Also file this cost sharing agreement as well as the lease agreement as exhibits pursuant to Regulation S-K, Item 601(b)(10).

Response: Please be advised that the Company has revised its disclosure under “Certain Relationships and Related Party Transactions” to include a description of the Agreement for Shared Lease Costs entered into by the Company, as well as the total costs incurred to date, and has included the Agreement for Shared Lease Costs as an exhibit that will be filed with an amendment to the Registration Statement. Please be further advised that the only agreement entered into by the Company relating to the lease is the Agreement for Shared Lease Costs. For the information of the Staff and as disclosed in the revised Registration Statement, the jet may be used for corporate use by the Company and is owned by Supera Aviation I LLC, which is owned by Starwood Trust, which is a trust established by our founder, Mr. Jonnie R. Williams, Sr.

Principal Shareholders, page 77

26.	We note your disclosure on page 43 indicating that Bay Shore Trust is a trust established by your founder, Jonnie R. Williams, Sr. Accordingly, please tell us whether Mr. Williams has voting and/or dispositive control over the 15,622,500 shares owned by Bay Shore Trust.

Response: For the information of the Staff, the Company confirms that Mr. Williams does not have voting or dispositive power over the shares of the Company owned by the Bay Shore Trust. The Company has revised its disclosure under “Certain Relationships and Related Party Transactions – Transactions with MIRALOGX LLC” to state that Mr. Williams does not have voting or dispositive power over the shares of the Company owned by the Bay Shore Trust. Further, please be advised that the Company has revised footnote 1 to the principal shareholder table to include a statement that Mr. Williams does not having voting or dispositive power over the shares held by the Bay Shore Trust.

October 16, 2023

Report of Independent Registered Public Accounting Firm, page F-2

27.	We note that your audit report does not fully conform to the format required by AS 3101. For example, we note that in the third paragraph your auditors’ report references that it is required to be independent with respect to the company in accordance with the relevant ethical requirements relating to [your] audit. However, this language does not comply with AS 3101. We also note the auditors’ report indicates their audits were conducted in accordance with the “auditing standards” of the PCAOB rather than the “standards” of the PCAOB. Please obtain an audit report that fully complies with AS 3101.

Response: The Company has obtained an audit report that complies with AS 3101 and the Registration Statement has been revised to include the revised audit report.

General

28.	At first use, please define abbreviations throughout your draft registration statement. For example only, we note that “CMC” on page 37 and “qPCR” on page 50, which do not appear to be defined.

Response: Please be advised that the Company has revised the Registration Statement to include definitions for the previously undefined abbreviations in the Glossary of Certain Scientific Terms beginning on page IV.

29.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that the Company has not provided, nor has the Company authorized anyone to provide on its behalf, written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such written communications are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in the future, the Company will supplementally provide such copies to the Staff (and coordinate with the Staff member how to submit such materials).

30.	Please revise the Resale Prospectus Cover Page to indicate whether the selling stockholders are prohibited from selling their shares prior to the closing of the company’s initial public offering.

Response: Please be advised that the Company has revised the Resale Prospectus Cover Page to include a statement that the shares being offered by the selling stockholders are part of and conditioned on the closing of the initial public offering.

October 16, 2023

Should you have any additional questions, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely
Curt P. Creely